American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600
Tel: (+86) 539-7318818

October 10, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed September 19, 2008
File No. 333-145260

Dear Ms. Parker:

On behalf of American Lorain Corporation (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated September 30, 2008 relating to the above-captioned amended registration statement on Form S-1.  Captions and page references herein correspond to those set forth in the amended registration statement (the “prospectus”), unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

We note the disclosure on page F-66 of sales to Syria. We also note the references in the prospectus to expanding your market to the Middle East. We also note that in the prospectus you use the term “South Korea” and the term “Korea.” It is not clear that they are used interchangeable. Syria, Iran, Sudan and North Korea have been identified as state sponsor of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with Syria, Iran, Sudan or North Korea. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributions, or other indirect arrangements, if any.

Since we merged into a Delaware corporation in May 2007, we and our subsidiaries have had no direct or indirect contacts with, or conducted operations in, any country identified as a state sponsor of terrorism by the United States Department of State or which is subject to economic sanctions by the United States, and we have not conducted business, directly or indirectly with any entity headquartered in such states.  In addition, we and our subsidiaries have no intention to establish direct or indirect contacts with, or conduct operations in, any country identified as a state sponsor of terrorism by the United States Department of State or which is subject to economic sanctions by the United States, or conduct business with any entity headquartered in such states.

The sales to Syria disclosed in the notes to our unaudited consolidated financial statements occurred prior to our reverse merger into a Delaware corporation in May 2007. A sales contract was entered into by Shandong Lvan Import & Export Co., Ltd. (“Shandong Lvan”) and Federal Food Import LLC (“Federal Food”) of Syria on January 18, 2007 for the sales of canned yellow peaches in the aggregate amount of $46,872.  This sales contract was terminated on February 25, 2007.  We entered into several contracts with Shandong Lvan during the term of this sales contract whereby we sold to Shandong Lvan the products which Shandong Lvan subsequently sold to Federal Food pursuant to the sales contract between Shandong Lvan and Federal Food.  We did not have any direct communications or agreements or other arrangements with Federal Food or any other entities in Syria.

The following disclosure appears on page 56 of the prospectus:

“Prior to our reorganization into a U.S. entity, we had sales to a few countries which we may be prohibited from selling to by current US sanctions and/or terrorist states. We ceased selling to these countries subsequent to our reorganization. Management is active in reviewing the destination countries for our products, including reviewing whether our customers are reselling our products to countries prohibited by US sanctions and/or terrorist states. Should we determine that any of our customers are violating US sanctions or reselling our products to terrorist states management intends to take prompt and appropriate action to continue our commitment to comply with all laws applicable to us, including complying with US sanctions.”

We have revised the disclosure regarding the expansion of our market to the Middle East on pages 1, 7, 48 and 56 of the prospectus to clarify that the countries in which we are expanding include Kuwait, the United Arab Emirates, Saudi Arabia, Israel, and Qatar, none of which have been identified as a state sponsor of terrorism by the United States Department of State.

We have revised all references of “Korea” in the prospectus to “South Korea” for purposes of clarification.

2.

Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Our sales revenues from Syria in the past three fiscal years have been immaterial to our business operations in all respects.  From a quantitative standpoint, the Company's revenue from the sales involving Syria was merely $46,872 in the aggregate, representing approximately 0.06% of our total revenue in 2007.  In 2005, 2006 and 2008, we had no revenues from Syria.  We had no revenues from any other country identified as a state sponsor of terrorism by the United States Department of State or which is subject to economic sanctions by the United States during the three-year period ended December 31, 2007 or in 2008.

From a qualitative standpoint, we do not believe that our previous sales activities to Syria are material or impose any material investment risk for our security holders. Because all of our revenues from Syria were based on business dealings conducted prior to our merging into a Delaware corporation and because such revenues are so quantitatively immaterial to our business and our financial condition, we believe that our sales to Syria described in our response to comment number one above would not affect an investor’s investment decision and will have no impact on our reputation or share price.

3.

We note that the number of shares that you are registering for resale has decreased. Please tell us why. If the selling stockholders relied on Rule 144 to sell any shares, please provide us with an analysis as to the availability of Rule 144, in light of your prior status as a shell company.

The number of shares that we are registering for resale has decreased because some of the selling stockholders have already sold their shares pursuant to Rule 144.  Rule 144(i) prohibits the resale of securities issued by a shell company (other than a business combination related shell company) or an issuer that at one time was a shell company, unless the following conditions are met:

•

The issuer has ceased to be a shell company;

•

the issuer is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

•

the issuer has filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•

at least one year has elapsed since from the time that the issuer filed current Form 10 information with the SEC reflecting its status as an entity that is no longer a shell company.

We are currently subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed thereunder during the past twelve months.  In addition, as of May 3, 2008, one year elapsed since the date on which we filed current Form 10 information with the SEC reflecting our status as an entity that is no longer a shell company.  Consequently, since May 3, 2008, the prohibition against the resale of securities issued by a shell company pursuant to Rule 144(i) has not restricted the rights of our shareholders to sell their shares pursuant to Rule 144.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Newly Elected Directors and Officers, page 26

4.

We note your disclosure that effective September 22, 2008 Yilun Alan Jin is your CFO. Update your disclosure elsewhere in the prospectus as necessary to discuss Mr. Jin’s background and the material terms of his employment agreement. We note that your have filed Mr. Jin’s employment agreement as exhibit 10.21. In the caption to the exhibit, you indicate that the agreement is dated November 20, 2007. However, the agreement filed with the Form 8-K is dated September 22, 2008. Please advise.

We have updated our disclosure of Mr. Jin’s employment, his background and the material terms of Mr. Jin’s employment agreement, as well as other necessary revisions, on pages 57 of the prospectus. We have also revised the date in the caption to Exhibit 10.21 to September 22, 2008 regarding the date of the employment agreement.

Results of Operations

Comparison of Three Months Ended June 30, 2008 and 2007, page 26

Comparison of Six Months Ended June 30, 2008 and 2007, page 29

5.

We note your response to our prior comment 3, and that for your Cost of Revenues and Operating Expenses for both interim periods you do not quantify that factors that contributed to the increases. For example, we note that the increase in selling and marketing expenses for the three month period “mainly” resulted from efforts to market your products in China. To the extent practicable, quantify the factor’s contribution. Discuss the other factors that led to increases in your costs and expenses.

We have provided a more thorough analysis of the cost of revenues, selling expense, and general & administrative expenses for three months as of June 30, 2008 and six months as of June 30, 2008 in the prospectus as follows:

a)

Cost of Revenues: Comparison of Three Months Ended June 30, 2008 to 2007 (page 28).

During the three months ended June 30, 2008, the Company experienced an increase in cost of revenue of $5,949,592, in comparison to the three months ended June 30, 2007, from $10,338,272 to approximately $16,338,000, reflecting an increase of approximately 57%.  Approximately 92%, or $5,460,565, of this increase was attributable to an increase in raw material costs, which increased from $9,152,812 during the three months ended June 30, 2007 to $14,613,377, or approximately 60%, during the three months ended June 30, 2008.  The reason for the increase in raw material costs is that the volume of raw chestnut and meat products purchased during the three months ended June 30, 2008 increased by approximately 127% and 490%, respectively, when compared to the three months ended June 30, 2007.  The volume of raw vegetable products purchased during the three months ended June 30, 2008 decreased by approximately 35%, when compared to the three months ended June 30, 2007.

The factors that contributed to the remaining 8% increase in cost of revenues were: an increase in wage expense for factory workers, an increase in depreciation expenses for capital equipment and an increase in the cost of consumables used in conjunction with capital equipment.

b)

Selling and Marketing Expenses: Comparison of Three Months Ended June 30, 2008 to 2007 (page 28).

During the three months ended June 30, 2008, compared to the same period in 2007, the Company recorded an increase in selling and marketing expenses of approximately $319,000, from approximately $297,000 to approximately $616,000, or approximately 107%.  The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Shipping and inspection fees	$ 238,997
Wages	2,214
Supermarket fees	37,918

c)

General & Administrative Expenses: Comparison of Three Months Ended June 30, 2008 to 2007 (page 28).

The Company experienced an increase in general and administrative expense of approximately $628,000, from approximately $460,000 to approximately $1,088,000 for the three months ended June 30, 2008, compared to the same period in 2007.  The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Personnel wages and benefits	$ 353,192
Entertainment (in connection with the expansion of our distribution channels)	29,177
Amortization of land use rights and other intangibles	112,964
Vehicle and transportation costs	21,977

The second quarter of 2008 compared to the second quarter of 2007 saw a rise in $353,192 in wages and benefits, and $112,964 rise in amortization expense.

d)

Cost of Revenues: Comparison of Six Months Ended June 30, 2008 to 2007 (page 30).

During the six months ended June 30, 2008, the Company experienced an increase in cost of revenue of $10,477,117, in comparison to the six months ended June 30, 2007, from $19,341,479 to $29,818,596, reflecting an increase of approximately 54%.  Approximately 92%, or $9,627,166, of this increase was attributable to an increase in raw material costs, which increased from $17,442,356 during the six months ended June 30, 2007 to $27,069,522, or approximately 55%, during the six months ended June 30, 2008.  The reason for the increase in raw material costs is that the volume of raw chestnut and vegetable products purchased during the six months ended June 30, 2008 increased by approximately 52% and 308%, respectively, when compared to the six months ended June 30, 2007.  The volume of raw meat products purchased during the six months ended June 30, 2008 decreased by approximately 6%, when compared to the six months ended June 30, 2007.

The factors that contributed to the remaining 8% increase in cost of revenues were: an increase in wage expense for factory workers, an increase in depreciation expenses for capital equipment and an increase in the cost of consumables used in conjunction with capital equipment.

e)

Selling and Marketing Expenses: Comparison of Six Months Ended June 30, 2008 to 2007 (page 30).

During the six months ended June 30, 2008, compared to the same period in 2007, the Company recorded an increase in selling and marketing expenses of $812,268, from $422,750 to $1,235,018, or approximately 192%.  The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Shipping and inspection fees	$ 873,796
Wages	43,950
Supermarket fees	49,103

The increases listed in the table above were partially offset by an aggregate of $154,554 of decreases of other factors, including customer lodging, phone, postage and courier, toll road expense, warehousing costs and professional movers.

f)

General & Administrative Expenses: Comparison of Six Months Ended June 30, 2008 to 2007 (page 30).

The Company experienced an increase in general and administrative expense of $812,204, from $820,140 to $1,632,344 for the six months ended June 30, 2008, compared to the same period in 2007.  The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Personnel wages and benefits	$ 246,917
Entertainment (in connection with the expansion of our distribution channels)	29,177
Amortization of land use rights and other intangibles	85,310
Vehicle and transportation costs	477,800

Liquidity and Capital Resources

For the Fiscal year Ended December 31, 2007

General, page 35

6.

We note your response to our prior comment 4. Please explain why you deleted the discussion under “Recent Development” on page 40. It does not appear that this information is in the Business section.

We have reinstated the referenced discussion, which had been inadvertently deleted from the prior filing.

Operating Activities, page 40

7.

We note your response to our prior comment 2, and your disclosure on page 55 under “Our Customer” in the Business section regarding your sales directly to wholesalers, food processors and mass merchandisers. Explain how you expect that the trend toward transferring domestic sales to agents will affect your future results.

We have revised the disclosure on pages 55 as follows:

By selling an increasing amount of our products through agents we expect our accounts receivable to be reduced over time.  We have been able to negotiate for payments from such agents without credit terms, in contrast to the 30 to 55-day credit terms that we were able to negotiate with wholesalers and other end customers directly.

Business

8.

We note your response to our prior comment 5, and that Shandong Lvan Import & Export Co., Ltd. Accounted for 15.4% of total revenues in 2007. State whether you have an agreement with Shandong and if so, disclose the material terms. If there is an agreement, Please also provide an analysis as to why the agreement does not need to be filed under Item 601(b)(10) of Regulation S-K.

The revenue from Shandong Lvan is the sum of hundreds of small sales contracts entered into between us and Shandong Lvan and the value of each individual contract is immaterial.  Consequently, the actual contracts have not been filed as exhibits to the prospectus.  However, we have filed a form of agreement as Exhibit 10.22.  The material terms of the agreements have been disclosed on page 55 of the prospectus.

Certain Relationship and Related Transactions, Page 71

9.

We note your response to our prior comment 5 and reissue it in part. In regard to the determination of the value of the acquired shares, state whether any independent valuation was obtained, or else describe the basis for the determination of the market value. State whether the purchases were approved by the independent members of the board of ILH.

We have revised the disclosure on page 66 of the prospectus to indicate that no independent valuation was obtained for these transactions.  The sole member of the board of directors (who was not an independent director) and the majority shareholder of ILH approved the transaction.  The value of the acquired shares was determined based upon the paid-in capital of such shares.  There can be no guarantee that the shares were acquired at market value.

Financial Statements-American Lorain Corporation (Parent Only)

General

10.

We note you have identified these financial statements as “Retroactively Restated.” Please tell us, and revise your disclosure to explain why you have labeled these financial statements as such.

We labeled the parent-only financial statements as “Retroactively Restated” because such financial statements have been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented in order to reflect the financial position and operating results of the holding entity in its current form.

For the sake of clarification, we have deleted the heading and have more fully disclosed this matter in Note 1(c) to the parent-only financial statements, consistent with the disclosure in the notes to the consolidated financial statements.

Exhibits

11.

Item 601(b)(5) of Regulation S-K requires that counsel opine on the validity of the securities being registered “when sold.” The opinions filed state only that the Shares have been legally issued and are fully paid and non-assessable. Obtain and re-file opinions that comply with Item 601(b)(5).

The legal opinion of Kramer Levin Naftalis & Frankel LLP has been revised and re-filed as Exhibit 5.1.  The legal opinion of Lewis Hansen Waldo & Pleshe, LLC has been removed from the exhibit list because the selling stockholders whose shares were covered by such opinion requested to have their shares removed from the prospectus and to sell their shares pursuant to Rule 144 instead.

If you have any questions, please do not hesitate to contact Abbe L. Dienstag of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9280, or by facsimile at (212) 715-8000.

Very truly yours,

By: /s/ Si Chen
Name: Si Chen
Title: Chief Executive Officer

cc:

Abbe Dienstag, Esq.
Bill Huo, Esq.